Robert Goedert, P.C. To Call Writer Directly :+1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

January 31, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Datto Holding Corp. (f/k/a Merritt Topco, Inc.)
Draft Registration Statement on Form S-1
Submitted December 18, 2019
CIK No. 0001724570

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Datto Holding Corp. (f/k/a Merritt Topco, Inc.), a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 14, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on December 18, 2019. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing	Boston	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	Paris	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

January 31, 2020

Prospectus Summary

Prospectus Cover Page, page 1

1. The name of your company on the registration statement cover page is Merritt Topco, Inc., but you identify yourself as Datto on the prospectus cover page. Please clarify whether it is your intention to rename Merritt Topco, Inc. prior to the close of your initial public offering. Further, please provide consistent definitions for the term “Datto” and clarify in the summary how you will refer to your operating subsidiary Datto, Inc. to distinguish it from the public parent entity.

Response

In response to the Staff’s comment, the Company advises the Staff that Merritt Topco, Inc. was renamed “Datto Holding Corp.” on January 27, 2020. The Company has also revised the disclosure on page 1 of the Prospectus to indicate that “Datto,” “the Company” and applicable first person pronouns refer to Datto Holding Corp. and, where appropriate, its consolidated subsidiaries. The Company believes that the context of each particular usage makes it clear to investors whether it is referring specifically to the public parent entity or generally to the business as a whole. Except for certain instances in “Description of Certain Indebtedness” and “Executive Compensation,” the Company has not found it necessary to specifically identify Datto, Inc. or any of its other operating subsidiaries, in the body of the Prospectus. In “Description of Certain Indebtedness,” the Company refers to Datto, Inc. by its full name and refers to Datto Holding Corp. as “the Company” in order to distinguish the entities and avoid confusion. In “Executive Compensation” the Company has removed the preamble which was inconsistent with naming conventions used elsewhere in the Prospectus and has added clarifying references to “Datto, Inc.” where appropriate. The Company further advises the Staff that the new name will be referenced in the Company’s financial statements upon completion of the audit for the year ended December 31, 2019, which the Company expects will be reflected in its next submission to the SEC.

2. On your cover page or summary, please highlight that Vista Equity Partners and its affiliates (“Vista”) will have the right to nominate all but one of the directors of the company.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure in the “Our Sponsor” section of the summary on page 8 to add the bolded language below:

Securities and Exchange Commission

January 31, 2020

Immediately following this offering, Vista will beneficially own approximately         % of our common stock and accordingly may, pursuant to the Director Nomination Agreement that we entered into with Vista, nominate all but one of the directors of the Company.

3. Please disclose the percentage of annual recurring revenue (“ARR”) generated from the 700 MSP partners that accounted for more than $100,000 ARR for each period presented.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure on page 92 of the Prospectus by adding the bolded language below:

We have a highly efficient go-to-market model, in which we leverage our inside sales force and the power of our brand to attract, retain and grow our MSP partners. As of December 31, 2018, we had over 14,800 MSP partners, of which over 700 accounted for annual run-rate revenue, or ARR, of $100,000 or more. MSP partners with over $100,000 of ARR accounted for 39% of our total ARR at December 31, 2018. As of December 31, 2018 our 10 largest partners represented less than 3% of our ARR and no single partner represented more than 0.5% of our ARR. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information regarding ARR.

Risk Factors

Risks Related to Ownership of Our Common Stock

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements…, page 52

4. You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. Please revise to further clarify that as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates.

Securities and Exchange Commission

January 31, 2020

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 53 of the Prospectus, by adding the bolded language below:

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

Provisions of our corporate governance documents could make an acquisition of us more difficult …, page 53

5. Please consider providing a separate risk factor that discusses the risks associated with your business combination provision that will contain similar protections as Section 203 of the Delaware General Corporations Law. We note it appears that only the Board may be required to approve interested transactions under this provision. Please discuss how this provision would apply to interested transactions involving Vista and portfolio companies in its affiliated funds. For example, employees or members of affiliates of Vista are members of your board and Vista currently has nomination rights for all but one of your directors. Also, please discuss the resulting conflict of interests of any transaction involving Vista and how this provision expires in 3 years.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the business combination provision will only differ from Section 203 of the Delaware General Corporation Law in that Vista, its affiliates, and any of their direct transferees, will be excluded from the definition of Interested Stockholder. As a result, this provision would not apply to any Business Combination transaction with Vista, its affiliates, or any of their direct transferees. That does not mean, however, that any other applicable requirements for obtaining shareholder approval would cease to apply, whether pursuant to Delaware law or applicable stock exchange rules. To the extent a proposed Business Combination with Vista, its affiliates, or any of their

Securities and Exchange Commission

January 31, 2020

direct transferees would otherwise require shareholder approval under Delaware law or applicable stock exchange rules, the Company’s shareholders would be no differently situated than shareholders in a corporation that had opted out of Section 203 in the first instance. As a result, the Company does not feel that the business combination provision will create any conflict of interest for the board or Vista.

The Company also advises the Staff that this provision does not expire in three years. Rather, this provision, just like Section 203, acts to prohibit a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner.

A significant portion of our total outstanding shares are restricted from immediate resale …, page 56

6. Please expand this risk factor to clarify that in addition to the fact that future resales of your shares may depress the market price for your shares, you may have difficulty raising additional capital. Further, clarify that you have a registration rights agreement with Vista, and that if Vista resells a significant amount of its shares pursuant to this agreement you will not receive the proceeds from those offerings.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 57 of the Prospectus to add the bolded sentence below:

A decline in the market price of our stock may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Additionally, the Company has further supplemented the risk factor to add the language below regarding the registration rights agreement:

As further described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we entered into a registration rights agreement with Vista, which requires us to effect the registration of Vista’s shares in certain circumstances following the expiration of the 180-day lock-up period. If Vista exercises its rights under this agreement to resell a significant amount of its shares of our common stock, we will not receive any proceeds from those offerings.

Securities and Exchange Commission

January 31, 2020

Use of Proceeds, page 62

7. We note that you plan on using a portion of the proceeds from this offering to repay outstanding borrowings under your term loan facility. We also note that your equity sponsor acquired your predecessor Datto, Inc. in 2017. Disclose whether a significant portion of your borrowings was used to pay the purchase price for Datto, Inc.

Response

In response to the Staff’s comment, the Company advises the Staff that the borrowings incurred as a result of the Company’s 2017 acquisition of Datto, Inc. were discharged in full in connection with the refinancing completed by subsidiaries of the Company on April 2, 2019. Because the indebtedness relating to the Datto, Inc. acquisition is no longer outstanding, the Company has not included a discussion of the use of proceeds with respect thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

8. We note your discussion throughout your prospectus of the numerous risks that Brexit poses to the company’s financial condition and results of operations. Please expand this discussion to disclose what steps, if any, management is preparing to take to mitigate and manage the risks posed to the company’s business if a “hard” Brexit occurs (e.g. no agreements on data migration between the U.K. and the European Union).

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 85-86 by adding a new subsection entitled “U.K.’s Referendum Decision to Exit the European Union”, which contains the following disclosure:

Regarding the U.K.’s withdrawal from the E.U., it is currently unclear how long it will take to negotiate a withdrawal agreement and the nature of the UK’s relationship with the E.U. is still in flux. We continue to monitor the status of the negotiations and plan for potential political, economic and social instability. Since we have historically provided our Business Management (PSA) and SaaS protection products to European customers from a U.K. data center and have supported certain older BCDR devices through our U.K. data center, we have taken the following steps to mitigate the potential impact of Brexit on our operations:

Securities and Exchange Commission

January 31, 2020

•	developed infrastructure that will allow us to provide both our PSA and SaaS protection products out of our data center in Germany;

•	permitted European customers to move their PSA, SaaS protection and BCDR service instances from the U.K. to Germany;

•	published a notice on our website regarding our Brexit preparations and the process to migrate accounts out of the U.K.;

•	sent emails regarding Brexit to our potentially impacted customers; and

•	began implementing a system where new customers will be able to track the region in which data is stored and opt for the desired location.

The ultimate impact of Brexit on our business operations and financial results is uncertain. For additional information on risks related to Brexit, see “Risk Factors—Risks Related to Our Business and Industry.”

Key Performance Metrics, page 74

9. You state that your contracts typically begin with a 1-year or 3-year term and auto-renew on a monthly or annual basis thereafter. Please tell us whether your ARR calculations include the annualized value of monthly contracts, and if so, explain your basis for annualizing revenue from such customers. In your response, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers and tell us the amount of revenue recognized from monthly subscriber for each period presented. Also, revise your disclosures related to the ARR calculations to address the inclusion of monthly subscriptions, to the extent material.

Response

In response to the Staff’s comment, the Company has modified the disclosure throughout the Prospectus to change the definition of ARR from “annual recurring revenue” to “annual run-rate revenue.” In addition, the Company has supplemented the disclosure on page 75 of the Prospectus to add the bolded language below clarifying how ARR is calculated.

We define annual run-rate revenue or ARR as the annualized value of all subscription agreements as of the end of a period. We calculate ARR by

Securities and Exchange Commission

January 31, 2020

taking the monthly run-rate revenue for the last month of a period and multiplying it by 12. Monthly run-rate revenue is calculated by aggregating monthly subscription values during the final month of the reporting period from both long-term and month-to-month subscriptions. ARR mitigates fluctuations due to seasonality and contract term. ARR only includes the annualized value of subscription contracts and excludes any one-time revenue for devices or professional services. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our MSP partners.

The Company supplementally advises the Staff that it believes approximately 40% of its revenue for the year ended December 31, 2018 was attributable to MSP partners with month-to-month subscriptions, while its gross dollar retention rate (which measures the retention of existing subscription ARR from all existing MSP partners) at December 31, 2018 was approximately 86%, which it believes is comparable to businesses with a smaller percentage of customers on month-to-month subscriptions. Additionally, the Company’s net dollar retention rate for 2018 was 120%, indicating that ARR from existing MSP partners tends to increase year-over-year. For these reasons, the Company believes that it is reasonable to annualize the value of monthly contracts to represent its run-rate subscription base. Please be advised that the Company is not able to precisely calculate the gross dollar retention rate solely for MSP partners on month-to-month subscriptions. Based on its experience, however, management does not believe that the Company experiences materially higher attrition from MSP partners with month-to-month subscriptions than those with term-based subscriptions. Moreover, management relies on ARR, as presented, for forecasting and managing the business and believes that investors would not only benefit from, but would require, disclosure of this metric as presented. Disclosure of an ARR metric that excludes MSP partners with month-to-month subscriptions would be misleading for investors given the significant amount of revenue it would fail to capture and the propensity for these contracts to renew and expand. To the extent that the Company experiences either higher attrition rates or lower net dollar retention rates in the future as a result of MSP partners that cancel or do not renew their subscriptions, it will reassess the use of ARR as a reasonable indication of the revenue it expects to be generate from such MSP partners on an annualized basis.

10. The pricing of your subscription services appears to be dependent upon SMB user seats, MSP seats, or endpoints. Please provide a description of these terms and advise us whether they would be considered key performance indicators.

Securities and Exchange Commission

January 31, 2020

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 76 and 107 of the Prospectus to remove references to the terms SMB user seats, MSP seats and endpoints and instead explicitly describe what each of these terms refers to: SMB user seats refers to the number of Office 365 or G Suite employee accounts at the SMB domains that our MSP partners protect through our SaaS Protection product; MSP seats refers to the number of employees at an MSP that are able to utilize our PSA product; Endpoints refers to the number of devices on SMB networks that are remotely monitored and managed by our MSP partners through our RMM product.

The Company supplementally advises the Staff that it does not consider any of these metrics to be key performance indicators. The Company does not rely on any of these metrics to manage the business or measure performance, nor does the Company believe these metrics are indicative of the Company’s performance or would otherwise be useful to investors. While these metrics are used in the formulas to set pricing, they are not used consistently across our MSP partner contracts and as a result would not give investors a useful indication of our performance.

Business, page 89

11. Please include a discussion regarding the development and description of each of the company and its primary operating subsidiaries, Merritt HoldCo, Inc. and Datto, Inc. Also, describe further the transactions between Vista and both Datto, Inc. and Autotask Superior Holding, Inc. that formed the basis of your operating company. Include a description of the consideration transferred and clarify whether these transactions included any related party interests. Refer to Item 101(a)(1) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 123 of the Prospectus to add the bolded language below detailing the transactions that form the basis of the Company’s current operating structure. The Company believes this information is most appropriately included in “Certain Relationships and Related Party Transactions” because Autotask Superior Holding, Inc. was controlled by Vista at the time it was acquired by Datto, Inc.

Formation of Datto Holding Corp. and Autotask Acquisition

Vista acquired Autotask Superior Holding, Inc. (“Autotask”) in 2014 as a standalone portfolio company. Vista formed Datto Holding Corp. in October 2017 for the purpose of acquiring all of the capital stock of Datto, Inc. (the

Securities and Exchange Commission

January 31, 2020

“Vista Acquisition”) and combining Datto, Inc.’s business with Autotask. Prior to the Vista Acquisition, Datto, Inc. was not affiliated with Vista or Autotask. The Vista Acquisition was completed on December 7, 2017. On the same date, Datto, Inc. acquired all of the outstanding capital stock of Autotask in exchange for $500 million in cash. Since December 7, 2017, the former business operations of Autotask and Datto, Inc. have been operated as a single business owned by Vista under Datto Holding Corp.

Our Market Opportunity, page 96

12. Please provide a more detailed discussion of how Frost & Sullivan estimated your addressable market to be approximately $28 billion in 2019. Include any material assumptions Frost & Sullivan made and provide a more detailed explanation of their methodology. Further, given that 77% of your revenues are generated in the United States, please clarify, if known, how much of your addressable market was based on foreign markets and/or markets in which you currently do not have operations.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 7 and 98 of the Prospectus to add the bolded language below:

Our Market Opportunity

Our platform enables MSP partners to manage and grow their businesses serving the SMB IT market. The SMB IT market itself represents a massive opportunity, with Gartner estimating global SMB IT spend in 2019 reaching $1.2 trillion and growing at a 4.6% compound annual growth rate, or CAGR, through 2023.

We believe that MSPs represent the future of IT management for SMBs. We commissioned Frost & Sullivan, a third party market research company, to conduct an independent study to assess the portion of the overall SMB IT market related to managed services and our addressable market. According to the study, there are approximately 125,000 MSPs globally and the MSP portion of the SMB IT market represents approximately $137 billion in 2019. This portion is estimated to grow at a 16.4% CAGR from 2019 to 2023, growing nearly four times as fast as the overall SMB IT market.

Our integrated platform for MSPs is purpose-built to enable the end-to-end delivery of managed IT services to SMBs. To assess our addressable market,

Securities and Exchange Commission

January 31, 2020

Frost & Sullivan surveyed MSPs globally and analyzed their spending of all market products and solutions related to Unified Continuity, Networking, and Business Management in the Americas, EMEA, and APAC regions. Based on this analysis, our total global market opportunity is estimated to be approximately $28 billion in 2019, growing at an expected CAGR of 17.0% to approximately $52 billion by 2023. Of the $28 billion, $16 billion is attributable to the Americas, $5 billion is attributable to EMEA and $7 billion is attributable to APAC.

To calculate our addressable market for Unified Continuity and Networking solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs selling those solutions by their estimates of the average number of SMBs served per MSP and the average price MSPs paid for those solutions to serve each SMB customer in that region. To calculate our addressable market for Business Management solutions by region, Frost & Sullivan multiplied their estimate of the total number of MSPs by the average sales price of those solutions in that region.

Our Products, page 97

13. We note that you derive approximately $50.5 million in revenue from devices in both your Unified Continuity and Networking Solutions. Please provide a clearer description of what products within each solution comprise device revenue, and whether devices constitute a material amount of revenue in each category. For example, it is unclear whether Networking Solutions are mostly device sales, and what percentage of Unified Continuity revenues are from devices.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 76-77 of the Prospectus to add the bolded language below.

Device. Our device revenue is derived from the sale of hardware devices. Device revenue includes the sale of BCDR and Networking devices which enable us to deliver our BCDR and Networking services to our MSP partners under a recurring subscription model. Device revenue also includes Networking devices that are sold under a one-time revenue model on a standalone basis. Revenue from devices in our Unified Continuity solution primarily consists of the sale of our proprietary data storage devices. Revenue from devices in our Networking solution primarily consists of the sale of wireless access points, switches, edge routers and managed power devices. We recognize revenue at a

Securities and Exchange Commission

January 31, 2020

point in time when control of the hardware device has transferred to the MSP. Revenue from devices does not contribute significantly to overall revenue related to our Unified Continuity solution. For the year ended December 31, 2018, device sales comprised approximately 90% of our revenue related to our Networking solution. We expect device revenue to continue to decrease as a percentage of overall revenue as we continue to shift from selling networking devices on a standalone basis to packaging networking devices with cloud-based management software and services as part of a recurring subscription.

14. Please clarify how you obtain your devices. You reference the use of manufacturing partners, but it is unclear whether you are designing proprietary devices that are protected through patents and made through the use of contract manufacturers. The risk factor on page 24 mentions the use of manufacturing partners, but does not indicate whether your third party manufactured devices are off-the-shelf existing products or are significantly different from products offered to MSPs by other vendors.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 77 of the Prospectus to add the bolded language below.

Device. Device cost of revenue consists of hardware, manufacturing, shipping and logistics and personnel costs associated with delivering our hardware devices. We purchase both customized and off-the-shelf hardware from manufacturers. Our Unified Continuity products rely on a mix of off-the-shelf hardware and custom designed hardware. Our Networking devices generally consist of off-the-shelf hardware, although some of our devices feature a unique industrial design. We expect device cost of revenue to continue to decrease as a percentage of total revenue as we grow revenue from our subscription offerings at a faster pace than device sales, including the impact of subscription renewals which do not require the purchase of new devices.

15. Please consider disclosing the revenue for Unified Continuity, Networking, and Business Management Solutions. It is unclear how significant each product category is to your business.

Response

In response to the Staff’s comment, the Company has considered disclosing revenue by product category and respectfully advises the Staff that it does not believe that separately disclosing such revenues would provide investors with additional material information about the Company’s revenue or financial condition. The Company has categorized its products in the

Securities and Exchange Commission

January 31, 2020

Prospectus into Unified Continuity, Networking and Business Management Solutions to help investors more readily understand its business. Each product category primarily consists of services that may be sold on an individual basis or in combination with other solutions across the categories, and pricing may reflect discounting based on the volume of services a given partner is utilizing across categories. The Company believes that the nature of its solutions across categories are similar, as each solution is intended to help MSPs address a need, either for an SMB client or for their own business. Revenue generated from these solutions generally has similar characteristics regardless of category, including that they are generally invoiced monthly based on a volume metric over the subscription term, such that the revenue recognized by the Company from individual sales of each of these services is similar in nature. While Networking revenue was historically driven by one time device sales, as discussed above, the Company is quickly shifting Networking to a subscription model which will further align how revenue is generated across categories. The Company believes that the mix of revenue from the Company’s various solutions in any given period does not materially change the Company’s revenue or revenue trends. Accordingly, the Company believes that separately presenting these components of revenue by category would not allow investors to better understand its operating results or financial condition.

16. Please explain further the termination provisions included in the MSP partner agreements. In this regard, on page 21 you state that such agreements may be terminated for any reason by either party with advance notice prior to each annual or monthly renewal date. For example, clarify whether an MSP partner can terminate their annual subscription in the middle of the subscription term or whether termination can only be effective upon the renewal date. If the former is the case, state whether the MSP is subject to penalties if they terminate before the end of the contract term.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Prospectus to clarify that terminations can only be effective upon the end of the subscription term.

Most of our revenue is generated by sales through our MSP partners. We provide our MSP partners with training materials and programs to assist them in selling our products and subscriptions, but there can be no assurance that these steps will be utilized or effective. Even following an effective onboarding of an MSP partner that understands our products and how to manage them on behalf of their SMB customers, it may take several months or more for a new MSP partner to achieve productivity. In addition, our MSP partners may be unsuccessful in marketing, selling and supporting our products and subscriptions and can cease marketing or reselling our solutions at any time with limited or no notice. We may

Securities and Exchange Commission

January 31, 2020

not be able to incentivize these MSP partners to sell our products and subscriptions to SMBs. A substantial number of our agreements with our MSP partners are non-exclusive such that those MSP partners may offer customers the solutions of several different companies, including solutions that compete with ours. These MSP partners may also have incentives to promote our competitors’ products and may devote more resources to the marketing, sales and support of competitive products. Our agreements with our MSP partners may generally be terminated for any reason by either party upon the expiration of the applicable annual or monthly subscription period, subject to compliance with the notice requirements set forth in the applicable agreement.

Marketing and Sales, page 103

17. Please clarify whether your sales teams operate across your different solutions. For example, it is not clear whether each MSP is assigned separate sales representatives for each solution category, or if they are assigned a single sales team or representative that provides sales for all of your solutions.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 106 with the following bolded disclosure:

Our marketing and sales engine is designed to attract, close, retain and grow sales to and through MSPs. This approach begins with using our leading content marketing programs to attract MSPs, nurturing these leads, and then efficiently delivering qualified leads to our inside sales team to close. Once a new MSP is in our ecosystem, our inside sales team, which operates across and provides sales support for all our different solutions, works with them using our go-to-market enablement programs to help grow their business by adding new SMBs and selling additional Datto products into their existing SMB customers. Post-sales engagement with our service and success teams ensures partners are either effectively using or are enabled to resell our products, and ongoing relationship management at scale allows our partners to sell and cross-sell more of our products.

Description of Certain Indebtedness, page 124

18. You describe that your business plan includes strategic acquisitions to supplement the offerings provided in your platform. The negative covenants described on page 125 and in the risk factor on pages 48-49 include making investments, merging, incurring contingent obligations and other items. Please clarify the exceptions to these negative covenants and whether the negative covenants will significantly restrict your ability to proceed with an acquisition strategy, or require a waiver from your lender.

Securities and Exchange Commission

January 31, 2020

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 127 and 128 of the Prospectus to add the bolded language below clarifying the nature of certain negative covenants and the exceptions thereto, as well as the Company’s belief that such negative covenants will not significantly restrict its ability to proceed with its acquisition strategy.

•	make investments, loans and advances (other than permitted business acquisitions as described in the Credit Agreement);

The Company believes that the negative covenants and exceptions contained in the Credit Agreement are appropriately tailored to its current and future business plans, and does not expect such covenants will significantly restrict its ability to execute its intended growth strategy, including potential acquisitions.

Description of Capital Stock, page 127

19. In this section, you describe certain anti-takeover provisions, such as shareholder action by written consent, the ability to call a special meeting, advanced notice provisions, removal of directors, and supermajority voting provisions that will change if Vista reduces its beneficial ownership below varying percentages. Please clarify here and in the related risk factors that the changes in your corporate governance documents as Vista reduces its beneficial ownership below the respective thresholds will increase the anti-takeover effect of these provisions. Further, clarify the mechanics of how these changes will be implemented, such as whether they will be effective immediately after Vista files its beneficial ownership reports showing it holdings are below the relevant thresholds, or whether it requires further action by the board or otherwise. Also, please clarify how you will notify public investors as to changes in your corporate governance due to changes in beneficial ownership of Vista and its affiliates falling below these ownership thresholds.

Securities and Exchange Commission

January 31, 2020

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 54 and 130 of the Prospectus to add the bolded language below:

In certain instances outlined below, these provisions do not take effect until Vista’s beneficial ownership of our common stock drops below a certain percentage. As a result, the anti-takeover effect of these provisions is expected to increase over time as Vista’s beneficial ownership decreases. In each instance, these changes will occur automatically pursuant to the terms of our certificate of incorporation and bylaws and without further action by our board or stockholders upon Vista’s ownership crossing the applicable thresholds.

The Company supplementally advises the Staff that it anticipates filing an updated Description of Capital Stock annually as an exhibit to its Annual Report on Form 10-K as required pursuant to Item 601(b)(4)(vi) of Regulation S-K. This description would reflect any changes to its corporate governance that had occurred automatically as a result of changes in Vista’s beneficial ownership. The Company also expects that the proxy statement for its annual shareholder meeting would address certain changes that may have occurred during the prior year. Given that all the governance changes would occur automatically in connection with changes in Vista’s beneficial ownership, and any such changes in ownership would be promptly disclosed in Vista’s Section 16 reports, the Company expects that interested stockholders could readily determine whether a given provision was still applicable by reference to the latest Description of Capital Stock and any interim Section 16 filings by Vista.

Underwriting, page 141

20. Please identify your underwriters in your next amendment. Further, on page 145, please describe if your lead underwriters have provided you any material services beyond their underwriting activities pursuant to your underwriting agreement, such as providing financing.

Response

In response to the Staff’s comment, the Company has revised the Prospectus to identify the lead underwriters on the cover thereof. In addition, the Company has updated the section entitled “Underwriting—Other Relationships” to describe any material services that the lead underwriters have provided to the Company.

21. Please clarify the “certain exceptions” to the 180-day lock up agreement and whether these exceptions apply to all parties to the agreement.

Securities and Exchange Commission

January 31, 2020

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the Company only recently identified underwriters for this offering, it has not yet finalized a form of lock-up agreement and related exceptions. The Company expects to finalize the lock-up agreements prior to the filing of its next amendment to the Registration Statement, and will revise the Prospectus contained in such amendment to detail the exceptions to the 180-day lock up agreement and which parties those exceptions apply to.

Notes to Consolidated Financial Statements

Note 7, Goodwill and Intangible Assets, net, page F-22

22. Considering the apparent magnitude of goodwill recognized in the Datto acquisition, please explain to us the terms of this transaction and provide us with the acquisition-date fair value of the total consideration transferred. Tell us the factors that make up the goodwill recognized, such as the specific synergies you identified, the relative magnitude of each synergy, the intangible assets that did not qualify for separate recognition, or other factors considered. Also, when performing the purchase price allocation for this acquisition, explain further how you determined the fair value of the other intangible assets acquired. Similar information should be provided as it relates to the Autotask transaction, to the extent material.

Response

In response to the Staff’s comment, the Company advises the Staff of the following:

On December 7, 2017, Datto, Inc. was acquired by Datto Holding Corp., a wholly-owned subsidiary of the Company, which is owned by funds controlled by our equity sponsor, Vista Equity Partners (“Vista”) (the “Vista Transaction”). Concurrent with the Vista Transaction, Datto, Inc. acquired Autotask (the “Autotask Transaction”) which was ultimately controlled by Vista immediately prior to the acquisition by Datto, Inc. The Autotask Transaction is classified as a common control transaction because Vista maintained a controlling financial interest in Autotask, both immediately before and after the acquisition by Datto, Inc. Since the Autotask Transaction is classified as a common control transaction, it is accounted for in accordance with ASC 805-50-30-5. In summary, the net assets of Autotask, including $165.4 million of goodwill, reflect the historical cost of Vista.

The acquisition of Datto, Inc. was structured as a nontaxable stock purchase for tax purposes, and the total invested capital in the transaction was approximately $1.3 billion, subject to certain adjustments for cash and net working capital, as defined in the sale and purchase agreement. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the time of close. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for the useful lives).

Securities and Exchange Commission

January 31, 2020

	Fair Value Acquired	Useful Life (Years)
Tradenames	$124,200	20
Customer relationships	156,000	14
Technology	70,500	15

Total	$350,700

The Company was assisted by a third-party valuation firm in the identification of the intangible assets acquired and the calculation of the estimated fair value of intangible assets, including the selection of the appropriate valuation methodologies.

The Company determined the fair value of customer relationships, pursuant to ASC 805-20-30, using a multi-period excess earnings method, a form of the income approach under which the fair value is estimated as the present value of the benefits anticipated from ownership of the assets in excess of the returns required from investment in contributory assets necessary to realize those benefits. In consultation with the third-party valuation firm, the Company noted the primary asset of a company is generally valued using the excess earnings approach, while secondary intangible assets are valued using other acceptable methods of valuation. The asset most responsible for the revenue and income-generating ability of a company is generally considered its primary asset, and the primary asset of most service businesses is customer relationships. As Datto, Inc. derives the vast majority of its revenue from its service offerings which are tailored to meet the specific needs of MSPs, the Company determined that customer relationships constitute its primary asset.

The Company determined the fair values of tradenames and technology, pursuant to ASC 805-20-30, using a relief from royalty method, a form of the income approach under which the fair value is based on the after-tax cost savings resulting from owning the intellectual property rather than paying a licensing royalty.

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $953.5 million was recorded as goodwill. The goodwill balance is primarily attributed to the expanded market opportunities when integrating the products of Datto, Inc. with the Autotask products and the assembled workforce. The amount ascribed to goodwill is primarily driven by expanded market opportunities, as the Company

Securities and Exchange Commission

January 31, 2020

deploys a land-and-expand business model and grows as its MSP partners grow. Digital transformation is driving SMB adoption of modern software and technology, while regulatory and data protection requirements and proliferating security threats are increasing the complexity and risk of IT for SMBs. By increasing the capabilities of its platform for MSP-centric technology through the business combination, the Company enables its partners to generate additional recurring revenue through the sale of Datto, Inc. solutions to SMBs and thus increase its market share. Vista was willing to pay a premium for Datto, Inc., as it saw a unique opportunity to significantly increase the value proposition to MSPs through cross selling complimentary products of the combined entity which did not exist as separate businesses. Note that the acquisition of Datto, Inc. was not based upon potential savings of existing costs of Datto, Inc. The value of the assembled workforce was not significant and was estimated by adding the costs to replace the various components of the workforce plus a developer’s profit adjustment, which compensates the Company for the costs and risks associated with constructing the assembled workforce. The Company was assisted by a third-party valuation firm for the valuation of the assembled workforce.

23. Please tell us how you determined the useful lives of your technology and customer relationship intangible assets, citing the relevant accounting guidance outlined in ASC 350-30-35-1 through 35-5.

Response

In response to the Staff’s comment, the Company advises the Staff of the following:

In evaluating the estimated useful life of our technology and customer relationship intangible assets, we considered the guidance in ASC 350-30-35-3, which outlines various factors in determining the useful life of intangible assets, including the acquirer’s intended use, how such assets relate to one another, and the effects of obsolescence, demand, competition and other factors. The Company was assisted by a third-party valuation firm in the determination of useful lives, based upon the economics of each specific intangible asset.

Customer relationships

As noted in our previous response, the customer relationships were the primary asset acquired. As noted in the prospectus, the Company’s relationships with its customers (MSPs) is the foundation of its strategy and culture. Datto Inc. has been serving the MSP market since its founding in 2007 and since that time has built strong, long lasting relationships with its MSP partners. The Company believes it is the leading pure-play vendor serving the MSP market and

Securities and Exchange Commission

January 31, 2020

its MSP partners view the Company as critical to growing their own businesses because the Company offers them mission critical products and services that are easy to deploy. The Company’s focus on its MSP partners and the critical tools provided to them is evidenced by the Company’s dollar-based retention rate of 120%. The Company expects to continue to expand its relationships with its MSP partners as it continues to improve its products and offer new products in the future. Accordingly, the Company expects to continue to enjoy long lasting, mutually beneficial relationships with its MSP partners. In performing the multi-period excess earnings method to value the asset, the Company estimated a retention rate of 90% in each year, which is based on its historical experience. In addition, the Company included estimates for discount rates, sales projections, and contributory asset charges, which it believes appropriately captures maintenance expenditures required to obtain the expected future cash flows of the asset as well as the risk of obsolescence, competition and other unforeseen economic factors.

Based on the analysis performed, the Company estimated that its existing customers would generate cash flows in excess of 20 years; however, the Company selected a useful life of 14 years since the present value of cash flows after this time was not significant.

The Company does not believe there are any legal, regulatory, or contractual provisions that would limit the useful life of its customer relationships.

Technology

Datto, Inc. is the largest pure-play vendor serving the MSP market with a leading unified platform that enables the end-to-end delivery of managed IT services to SMBs. The Company’s technology constitutes a suite of cloud-managed business continuity and disaster recovery products, software as a service protection products, and networking products, which help ensure the ongoing uptime and availability of mission-critical IT systems for SMBs. In performing the relief from royalty method to value the asset, the Company estimated a depreciation rate of 10% in each year, representing the estimated percentage of the code re-written or altered each year as part of the normal maintenance of the asset. Through its agile development cycles, the Company is typically adding increased functionality or features to the core technology in response to the needs of MSPs, rather than retiring or re-writing the acquired core technology, which drives the estimated depreciation rate of 10% and thus the useful life of 15 years. In addition, the Company included estimates for sales projections, royalty rate, maintenance research and development expenses and intangible asset required rate of return, which it believes appropriately captures the risk of obsolescence, competition and other unforeseen economic factors.

Based on the analysis performed, the Company estimated that its existing technology would generate cash flows in excess of 16 years; however, the Company selected a useful life of 15 years since the present value of cash flows after this time was not significant.

Securities and Exchange Commission

January 31, 2020

The Company does not believe there are any legal, regulatory, or contractual provisions that would limit the useful life of its technology.

18. Subsequent Events

Stock Grant Options, page F-34

24. Please provide us with a breakdown of all options granted in fiscal 2019 and to date in fiscal 2020, and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response

In response to the Staff’s comment, below is a breakdown of all stock-based compensation awards granted in 2019:

Stock Options Granted

The Company granted stock options during the 2019 fiscal year as follows:

Grant date	Shares underlying stock options	Exercise price (per share)
2/21/2019	210,250	$10.47
3/6/2019	500,955	$10.47
5/22/2019	555,555	$10.47
9/27/2019	960,231	$11.54
12/31/2019	671,951	$12.78

In addition, on December 31, 2019, the Company granted an aggregate of 56,504 options to a former executive of the Company. The Company granted 36,388 options at an exercise price of $3.39 per share and 20,116 options at an exercise price of $3.41 per share. These fully-vested option grants were intended to make the executive whole after the options he had previously received during his service with the Company had inadvertently been permitted to expire. The Company expects to recognize compensation expense consistent with the latest valuation of its shares as set forth below.

Securities and Exchange Commission

January 31, 2020

There have not been any stock options granted during the 2020 fiscal year as of yet.

Analysis of Fair Value of Grants

The Company has historically obtained third-party valuations on a quarterly basis for use in setting the exercise price of employee stock options for tax purposes. These third-party valuations are as of the last day of a quarter, and are typically completed midway through the subsequent quarter. The Company’s practice is to rely on the most recently completed valuation in setting option exercise prices unless factors suggest that such reliance would not be reasonable. The exercise prices of the options granted on February 21, 2019, March 6, 2019 and May 22, 2019 were all based on the December 31, 2018 valuation of $10.47 that was completed on February 7, 2019. The exercise prices of the options granted on September 27, 2019 were all based on the June 30, 2019 valuation of $11.54 that was completed on August 13, 2019. The exercise prices of the options granted on December 31, 2019 were all based on the September 30, 2019 valuation of $12.78 that was completed on November 19, 2019. The change between the three valuations was primarily driven by increased sales and improved profitability of the business from December 31, 2018 to September 30, 2019. There were no changes in the valuation methodology. Market assumptions were updated for current market economics.

At the time of each option grant detailed above, the Company’s board of directors carefully considered all relevant information available to it, in addition to the most recently available third-party valuation, in determining the fair value of the underlying common stock at the grant date. The Company is currently undertaking its year-end financial statement close process for 2019 and accordingly any compensation expense the Company will recognize in connection with the 2019 grants is not final and may be subject to change. The Company acknowledges that it will continue to update this analysis through the effectiveness of the Registration Statement.

* * * *

Securities and Exchange Commission

January 31, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Tim Weller

Datto Holding Corp.